Exhibit 3

February 12, 2009

The Board of Directors
State Bancorp, Inc.
Two Jericho Plaza
Jericho, NY  11753-1683

Dear Members of the Board:

As each of you know, the PL Capital Group previously submitted a shareholder proposal respecting the stock ownership guidelines of State Bancorp, Inc. (the Company), for inclusion in the Company’s proxy for the upcoming 2009 Annual Meeting.  In addition to the shareholder proposal, we suggested several other corporate governance improvements that we believe the Board of Directors should adopt, including reducing the size of the board and declassifying the board.

On January 27, 2009 we met telephonically with the members of the Nominating and Governance Committee to discuss our proposal and suggestions.  We appreciate the Committee members’ willingness to meet with us and listen to our concerns and suggestions.  We also listened to the concerns and suggestions of the Committee.

We also considered the following items before reaching the decisions noted later in this letter:

•
Q4 and Full Year 2008 Earnings:  Subsequent to our meeting with the Nominating and Governance Committee, the Company reported its results for the quarter and year ended December 31, 2008.  The results were, to quote President and CEO Thomas M. O’Brien in the Company’s press release, “both disappointing and plainly unacceptable.”

•
TARP Capital Purchase Program:  On December 10, 2008 the Company announced the sale to the U.S. Treasury of $37 million in preferred stock and ten year warrants to purchase 465,569 shares of common stock for $11.87 per common share.  Among other things this capital comes at a significant cost to shareholders in the form of foregoing the possibility of increased dividends and stock buybacks, long term dilution from the common stock warrants, and increased carrying costs from the non-tax deductible preferred dividend.

•	66% Reduction in Dividend: The Board recently reduced the quarterly dividend to $0.05 per share, a decrease from $0.10 per share in late 2008 and $0.15 in prior periods.

•
Recent Sale of Stock by a Director:  On February 4, 2009 Director Suzanne Rueck sold 6,000 shares of common stock of the Company.  While we don’t know the circumstances behind the sale, it is contrary to the purpose of our shareholder proposal on increased stock ownership, and comes less than a week after we had a long discussion with the Nominating and Governance Committee of the Board about Directors increasing their commitment to ownership of the Company, not decreasing it.  We did note and appreciate the recent insider purchases by Messrs. Wilks and Christman.

•	Reduced Earnings Estimates: The only analyst covering the Company, Sandler O’Neill, recently cut their 2009 and 2010 earnings estimates to $0.66 and $0.88, respectively.

•
68% Stock Price Decline:  The Company’s stock price has declined 28% since December 31, 2008, after declining 25% in 2008 and 32% in 2007.  Since the stock peaked on February 20, 2007 at $22.19, the stock has declined 68% through February 11, 2009.

•
Prior Concerns and Accountability:  We are not going to repeat all of the concerns we raised in 2006-2008, but they are significant.  We believe that the incumbent directors have not yet been held fully accountable for the prior problems incurred by the Company.

It is for these reasons that we are not prepared to withdraw or modify the terms of the shareholder proposal we previously submitted.  We plan to actively solicit the support of fellow shareholders to pass this proposal, to the extent allowed by the proxy rules of the Securities and Exchange Commission (SEC).  If the Board adopts a stock ownership policy in line with our proposal we will withdraw our proposal before the Annual Meeting.

We also reiterate our previous request to the Board to declassify and allow for annual elections.  It is our understanding that a shareholder has submitted a shareholder proposal covering this matter.  While we will fully review that proposal once it is publicly filed, we plan to vote for the proposal to declassify the board if it is presented to shareholders.

For all of the reasons noted above, and consistent with our previously stated request to shrink the size of the Board, we are also planning to run an active campaign, to the extent allowed by SEC rules and regulations, to encourage fellow shareholders to withhold votes for two of the Company’s candidates for election to the Board of Directors at the upcoming Annual Meeting.  It is our understanding that four directors are currently included in the Class of 2009 (Messrs. Christman, Liaw, Simons and Katsoulis).  If these four individuals are presented to shareholders for election at the 2009 Annual Meeting, we plan to actively solicit fellow shareholders to withhold votes for two of the following three Directors:  Messrs. Christman, Liaw and Simons.  We have not yet made the decision which one of those three we will support.  We plan to support Mr. Katsoulis based upon his significant prior banking experience and recent arrival on the Board.

We strongly suggest that the Board reduce the size of the Class of 2009 from four directors to two, prior to the issuance of the Company proxy and the 2009 Annual Meeting.  This will avoid a public contest that may be expensive, divisive and distracting.  It will also evidence the Board’s commitment to accountability and shareholder value.

We also suggest that the Board and management pursue a merger partner that would pay a premium for the Company and create a stronger company for State Bancorp’s customers, shareholders and employees.  Such a transaction is likely to restore some or all of the significant loss of shareholder value incurred by shareholders and would allow the Company to work with a strong partner as it faces the challenges and opportunities of 2009 and beyond.  While the Company’s financial advisors are likely aware of the potential acquirers of, or merger partners for, the Company, we note that on a recent conference call held to discuss merger opportunities and other items, the CEO of Valley Bancorp noted that Valley’s ideal opportunity was a $1.0 to $2.0 billion in assets commercial bank.  When asked about geographic preferences, he specifically noted expansion into Nassau County.  In our opinion, there are other potential acquirers of, or merger partners for, the Company that might pursue a transaction if they were approached by the Company.

Please provide a copy of this letter to every Director.  Please feel free to call us (Rich:  973-360-1666 or John:  630-848-1340) with questions or comments.

Sincerely,

/s/ Richard Lashley	/w/ John Wm. Palmer
Richard Lashley Principal	John Wm. Palmer Principal